18 King Street East
Suite 1602
Toronto, Ontario
CANADA
M5C 1C4
Tel: 416.363.1701
Fax: 416.363.6392
www.northgateminerals.com

December 7, 2007

Mr. H. Roger Schwall Assistant Director

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010 USA

Re:

Responses to Questions in Your Letter Dated October 31, 2007 File No. 001-06138

Dear Mr. Schwall:

We acknowledge receipt of your letter dated October 31, 2007 and in this letter we have responded the questions you have posed and made a proposal for some additional disclosure in our US GAAP Reconciliation Note for 2006.

Question:

Form 40F-2006:

Exhibit 99.2 Annual Financial Statements 2006
Exhibit 99.4 Supplementary Note - US GAAP Reconciliation 2006

We note that you disclose in Note 3 on page 35 of Exhibit 99.2 that during 2006 you changed your accounting policy, which you applied retroactively for all years presented, with respect to metal inventories to incorporate a full costing method and to value additional components of inventory created during the mining process. Please add disclosure under this heading in Exhibit 99.4 to discuss the reason for your accounting policy change and the accounting guidance supporting your new method. In addition, disclose in more detail your full costing method and the nature of additional costs and components included in your inventory valuation.

As described in note 3 to our 2006 Annual Financial Statements, in 2006, we retroactively adopted a new accounting policy for the full costing of metals inventory contained in concentrate and the valuation of additional components of inventory created during the mining process. The impact of these changes is also disclosed in note 3. The specific changes implemented resulted in including as inventoriable costs:

(a)

depreciation on production assets;

(b)

certain allocations of overhead attributable to the manufacturing process; and

(c)

production costs attributable to stockpiled ore.

The retroactive application of this change in policy was made in accordance with CICA s. 1506, Accounting Changes, in Canada and FAS 154 in the United States. The Company concluded, and our auditors concurred, that there was no basis for a Canada - U.S. accounting difference on either of these matters. In their report on our 2006 Supplementary Information Note prepared in accordance with Item 17 of Form 20-F, our auditors included additional "Comments for U.S. Readers on Canada - U.S. Reporting Differences" to identify the change, in accordance with U.S. audit reporting standards.

With respect to depreciation on production assets and overhead allocations, the change was made to be in accordance with industry practices following guidance that was being provided in Canada, where the CICA was in the process of finalizing CICA 3031, Inventories, which provides detailed guidance on the nature of production overheads and their inclusion in the measurement of the cost of inventory. Although the Company was not obliged to adopt the standard at January 1, 2006, we concluded on review that such policy reflected best practices. We concluded that the guidance in this section was far more specific than but not inconsistent with ARB 43, Chapter 4. In addition, it should be noted that the exclusion of depreciation from production costs was not material to any year prior to 2006.

With respect to stockpiled ore inventory, from time to time the Company sets aside unprocessed but mined ore for future needs and usage. In 2006, the Company considered the manner in which it was and was proposing to utilize its ability to stockpile, the definitions of inventory in CICA s. 3031 and ARB 43, Chapter 4, Statement 3, the additional guidance described above about the nature of costs that should be included in inventory, evolving industry practice, and staff's previous guidance, including a December 2002 speech at the AICPA Conference which included references to the inclusion of costs in stockpiled inventory, in reaching a conclusion that the cost of production related to Northgate's ore stockpiles was preferentially reflected as an item of inventory since the stockpile was available to be drawn down in the production cycle. As a result, the Company changed its policy on stockpiled ore to include and identify the costs as being part of the inventory production cycle where previously costs associated with stockpiled ore were expensed as incurred.

In note 2(c) of Exhibit 99.2 of our 2006 Annual Report on Form 40-F, we describe our accounting policy for concentrate inventories, stockpiled ore and in process inventories as follows:

"Concentrate inventory is recorded at the lower of production cost on a first in first out basis, and net realizable value. Stockpiled ore and any work-in-progress inventories are valued at the lower of average production costs or net realizable value. Production costs include costs related to mining, crushing, mill processing as well as mine-site overhead expenses and depreciation and depletion, as applicable. Stockpiled ore not expected to be milled in the next year is classified as other assets."

We believe this description of our inventory policy provides sufficient disclosure of the details of our existing policy as well as the nature of costs included in inventory, and do not believe additional disclosure is required to be in compliance with either Canadian GAAP or US GAAP going forward.

*                                         *                                         *

In order to enhance our disclosure with respect to the details of the inventory accounting change that we adopted in 2006 and the rational for this change, we would propose to file a 40F/A for 2006 containing a revised Exhibit 99.4 which will contain the following additional disclosure:

"As described in note 3 to our 2006 Annual Financial Statements (attached as exhibit 99.2 to Northgate's original form 40F filing), in 2006, we retroactively adopted a new accounting policy for the full costing of metals inventory contained in concentrate and the valuation of additional components of inventory created during the mining process. The impact of these changes is also disclosed in note 3. The specific changes implemented resulted in including as inventoriable costs:

(a)

depreciation on production assets;

(b)

certain allocations of overhead attributable to the manufacturing process; and

(c)

production costs attributable to stockpiled ore.

The retroactive application of this change in policy was made in accordance with CICA's. 1506, Accounting Changes, in Canada and FAS 154 in the United States.

With respect to depreciation on production assets and overhead allocations, the change was made to be in accordance with industry practices following guidance that was being provided in Canada, where the CICA was in the process of finalizing CICA 3031, Inventories, which provides detailed guidance on the nature of production overheads and their inclusion in the measurement of the cost of inventory. Although the Company was not obliged to adopt the standard at January 1, 2006, we concluded on review that such policy reflected best practices. Guidance in this section was, we concluded, far more specific than but not inconsistent with ARB 43, Chapter 4. In addition, it should be noted that the exclusion of depreciation from production costs was not material to any year prior to 2006.

With respect to stockpile inventory, from time to time the Company sets aside unprocessed but mined ore for future needs and usage. In 2006, the Company considered the manner in which it was and was proposing to utilize its ability to stockpile, the definitions of inventory in CICA s. 3031 and ARB 43, Chapter 4, Statement 3, the additional guidance described above about the nature of costs that should be included in inventory and evolving industry practice in reaching a conclusion that the cost of production related to Northgate's ore stockpiles was preferentially reflected as an item of inventory since the stockpile was available to be drawn down in the production cycle. As a result, the Company changed its policy on stockpiled ore to include and identify the costs as being part of the inventory production cycle where previously costs associated with stockpiled ore were expensed as incurred."

I hope that the information provided in this letter answers the questions you have posed and that the additional disclosure we have proposed is acceptable but would be pleased to answer any follow up questions that you may have.

Yours truly,

Jon Douglas
cc. Lily Dang (SEC)	Chief Financial Officer
Northgate Minerals Corporation